===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A
                                 Amendment No. 1



                    Under the Securities Exchange Act of 1934







                            OSI PHARMACEUTICALS, INC.
                     (Formerly Oncogene Science, Inc.)
                    ----------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 682305 10 7
                              -----------------
                                 (CUSIP Number)



                                November 30, 1999
            -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which theis Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ x ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)




===========================================================================
                                   Page 1 of 9

                       Exhibit Index is located at page 8

CUSIP No.  682305 10 7
---------------------------------------------------------------------------

1)       Name of Reporting Person and its           Aventis Pharmaceuticals Inc.
         I.R.S. Identification Number                          44-0565557
---------------------------------------------------------------------------

2)       Check the Appropriate Box if                                  (a)[   ]
         a Member of a Group                                           (b)[ x ]
---------------------------------------------------------------------------

3)       SEC Use Only
---------------------------------------------------------------------------

4)       Citizenship or Place of Organization                         Delaware
---------------------------------------------------------------------------

                           5)       Sole Voting Power                  661,400
Number of                  ____________________________________________________
Shares
Beneficially      6)       Shared Voting Power                               0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power              661,400
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power                 0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                            661,400
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                                 [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                     3.1%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                          CO
---------------------------------------------------------------------------

CUSIP No.  682305 10 7             13G
---------------------------------------------------------------------------

1)       Name of Reporting Person and its             HMR Pharma, Inc.
         I.R.S. Identification Number                          43-1769328
---------------------------------------------------------------------------

2)       Check the Appropriate Box if                                  (a)[   ]
         a Member of a Group                                           (b)[ x ]
---------------------------------------------------------------------------

3)       SEC Use Only
---------------------------------------------------------------------------

4)       Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

                           5)       Sole Voting Power                   661,400
Number of                  ____________________________________________________
Shares
Beneficially      6)       Shared Voting Power                                0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power              661,400
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power                  0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                            661,400
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                                 [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                      3.1%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                            CO
---------------------------------------------------------------------------

CUSIP No.  682305 10 7             13G

         This Amendment No. 1 to the Statement on Schedule 13G with respect to the Common Stock of OSI Pharmaceuticals, Inc. (formerly Oncogene Science, Inc.) (the "Issuer"), is filed jointly by Aventis Pharmaceuticals Inc., a Delaware corporation ("Aventis"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), to reflect the change of name of Hoechst Marion Roussel, Inc., to Aventis Pharmaceuticals Inc. and to report the termination of the Schedule 13G filing obligation of Aventis and Pharma with respect to beneficial ownership of securities of the Issuer. The following items of the Statement on Schedule 13G are hereby amended to read as follows:

ITEM 2(a).   NAME OF PERSON FILING:
----------   ----------------------
                        Aventis Pharmaceuticals Inc.
             HMR Pharma, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
----------   ------------------------------------------------------------

             Aventis Pharmaceuticals Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

             HMR Pharma, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

ITEM 2(c).   CITIZENSHIP:
----------   ------------

             Delaware As To Both Aventis Pharmaceuticals Inc. And
             HMR Pharma, Inc.

CUSIP No.  682305 10 7             13G

ITEM 4.    OWNERSHIP
-------    ---------

    (a):    AMOUNT BENEFICIALLY OWNED:

            As Of 7/31/99 661,400 Shares Of Common Stock. A Warrant to Purchase up to 500,000 Warrant Shares at $5.50 Per Share expired on December 10, 1999.

    (b):    PERCENT OF CLASS:

            3.1%

    (c):    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    Sole power to vote or to direct the vote:                661,400

     (ii)   Shared power to vote or to direct the vote:                   0

     (iii)  Sole power to dispose or to direct the                   661,400
            disposition of:

     (iv)   Shared power to dispose or to direct the                      0
            disposition of:




ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-------  ---------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ x ]

CUSIP No.  682305 10 7             13G




                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   AVENTIS PHARMACEUTICALS INC.

Date:  December 22, 1999           By:  /s/ Rebecca R. Tilden
                                   ----------------------------
                                   Rebecca R. Tilden
                                   Vice President and Secretary

CUSIP No.  682305 10 7             13G

                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HMR PHARMA, INC.


Date:  December 22, 1999           By:  /s/ Rebecca R. Tilden
                                   ----------------------------
                                   Rebecca R. Tilden
                                   Vice President and Assistant Secretary

CUSIP No.  682305 10 7             13G

                               EXHIBIT INDEX


Exhibit No.         Description                               Page No.
-----------         ------------                              ---------

  99.A              Agreement to File Jointly dated December     9
                    22, 1999, by and between Aventis
                    Pharmaceuticals Inc. and HMR Pharma, Inc.

CUSIP No.  682305 10 7     13G


                                  EXHIBIT 99.A

                            AGREEMENT TO FILE JOINTLY

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13G is filed on behalf of each of us.


                                    AVENTIS PHARMACEUTICALS INC.



Date:    December 22, 1999          By:  /s/ Rebecca R. Tilden
                                   -------------------------------
                                     Rebecca R. Tilden
                                     Vice President and Secretary






                                   HMR PHARMA, INC.



Date:    December 22, 1999         By:     /s/ Rebecca R. Tilden
                                   --------------------------
                                         Rebecca R. Tilden
                                         Vice President and Assistant
                                         Secretary